UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly Held Company
Corporate Taxpayers’ Registry (CNPJ/MF) 02.429.144/0001-93
Corporate Registry ID (NIRE) 35.300.186.133

EXTRAORDINARY AND ORDINARY GENERAL MEETINGS

CALL NOTICE

Pursuant to Article 124 of Law 6,404/76, shareholders of CPFL Energia S.A. (the “Company”) are hereby invited to the Annual General Meeting, which will be held on April 9, 2008 at 10:00 a.m. at the Company’s head office at Rua Gomes de Carvalho, 1,510, 14th floor, suite 1402, Vila Olímpia, in the city and state of São Paulo, for the purpose of deliberating on the following Agenda:

EXTRAORDINARY GENERAL MEETING

A. The creation of the position of Chief Administrative Officer and definition of the respective duties, with subsequent amendment of Article 19 and the inclusion of item (g) in its sole paragraph;

B. Amendment of the Company’s Bylaws to implement small changes in the text of the following provisions, to adjust them to the current corporate-governance structure adopted by the Company: (i) Article 14, amending from 15 (fifteen) to 9 (nine) the maximum number of members on the Board of Directors; (ii) Articles 16 and 21, including the term of commitment to the rules of the Company’s Shareholders’ Agreement to the list of documents required for the installation into their respective positions of the members of the Board of Directors and the Executive Board; (iii) Article 18, item (z), insertion of the term “directly or indirectly or associated companies” to ensure that this provision is applicable to all companies directly or indirectly controlled by the Company or associated to it; (iv) Article 18, Paragraphs 1 and 2, to change the minimum time for calling the meetings of the Board of Directors from 10 (ten) to 9 (nine) days and their frequency from quarterly to monthly; and (v) Article 19, sole paragraph, items (a), (b), (c), (d) and (e), to clarify that the attributions of the Officers extend to, also, the Company’s subsidiaries; and

C. Amendment of the Bylaws to reflect the above mentioned resolutions (A) and (B).

ORDINARY GENERAL MEETING

A. Presentation of the Management Report, examine, discuss and vote on the Company’s Financial Statements for the fiscal year ending December 31, 2007;

B. Approve the proposal for the appropriation of the net income for the fiscal year 2007 and the dividend distribution;

C. Election of statutory members and alternates to the Board of Directors and fix the global remuneration of the Board Members; and

D. Election of effective members and alternates to the Fiscal Council and fix its fees.

General Instructions:

1. The appropriate documents to be discussed at the Ordinary General Shareholders’ Meeting are available to shareholders as from this date, at the Company’s head office and website (www.cpfl.com.br/ir), as well as on the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) website (www.cvm.gov.br).

2. The shareholder wishing to be represented by an attorney in fact constituted according to Paragraph 1 of Article 126 of Law 6,404/76, must deliver the respective power of attorney at the Company’s head office at least 24 hours prior to the holding of the Ordinary General Shareholders’ Meeting.

3. Pursuant to CVM Instruction 165/91, as amended by CVM Instruction 282/98, the minimum percentage stake in the voting capital to be eligible for multiple voting rights in the election of members of the Board of Directors is 5% (five percent).

São Paulo, February 29, 2008

Luiz Anibal de Lima Fernandes
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.